Evolving Gold Corporation
Suite 1500, 885 West Georgia Street
Vancouver, B.C. V6C 3E8
www.evolvinggold.com
info@evolvinggold.com
(604) 685-6375

News Release

Evolving Gold Acquires Malone Gold Property from Newmont

Vancouver, British Columbia, May 24, 2006: Evolving Gold Corporation
(CNQ:GOLD),(OTCBB:EVOGF), (the”Company”) reports today that it has acquired the Malone property in New Mexico from Newmont Mining Corporation. Malone is located 20 km northeast of Lordsburg, New Mexico, USA and lies on the west flank of the Burro Mountains, 17 km southwest of the Tyrone porphyry copper deposit. Malone consists of 80 unpatented mining claims covering an area of approximately 4 by 1.8 km. Of the 233 rock samples taken by the Newmont geologists over the property, 33 samples contained between 1 and 23 gpt gold, while 25 samples contained between 0.5 and 1 gpt gold. Eleven of these 223 samples contained over 100 gpt silver with a maximum value of 694 gpt. Mineralization occurs as quartz veins and stockwork zones in a Proterozoic granite. Evolving Gold Corporation has started geological mapping of the claim group and reconnaissance geophysical work with the objective of outlining drill targets. Newmont will retain a 2% net smelter return on any production from the property.

On behalf of Evolving Gold Corporation.

Chris Osterman, Ph.D., P.Geo
Vice President Exploration